December 22, 2011

Ms. Suzanne Hayes
Securities and Exchange Commission
Washington, D.C. 20549

RE:  Comment Letter Dated December 22, 2011, Southern Trust Securities, Inc.
    File No. 52618

Dear Ms. Hayes:

As per conversation with Sebastian Gomez Abero, in view of the upcoming holidays, we would like to formally request an extension of time to respond to the SEC Comment Letter referenced above by January 20, 2012.

Sincerely,

Susan Escobio
Chief Compliance Officer